

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 22, 2007

Paul K. Kelly
Chief Executive Officer
China Holdings Acquisition Corp.
33 Riverside Avenue, 5th Floor
Westport, CT 06880

>   **Re: China Holdings Acquisition Corp.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed October 16, 2007**
>   **File No. 333-145085**

Dear Mr. Kelly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Cover Page

1. On the prospectus cover page, you make reference to the fact that the registrant will focus its acquisition search in China for the first nine months, but then will expand the search to all of Asia thereafter. What is the significance of the nine month point to the relative desirability of transactions conducted in the PRC as opposed to Asia in general, and why is nine months the break point in such determination.

The Offering, page 4

Transfer restrictions on private placement warrants, page 7

2. We note your reference on page 7 to the reliance on Section 4(1) of the Securities Act of 1933, as amended, by affiliates of the registrant in selling their founders' shares. Please discuss the basis upon which affiliates of the registrant are entitled to rely on Section 4(1) as a result of their affiliate status. Additionally, in light of the disclosure concerning the transferability of the founders' shares, and the occurrence of the initial placement of the founders' shares during the time that this offering (i.e., a general solicitation) is being conducted, discuss the

application of Section 5 to the initial private placement of the founders' shares. See also pages 78 and 84.

Stockholders must approve our initial business combination, page 9

3. We note your response to our prior comment 10. Please clarify that you will seek shareholder approval even if you initially acquire a business or businesses or interests thereof by acquiring considerably less than 100% of the assets or interests.

Management's Discussion and Analysis, page 51

4. Your response to our prior comment 13 is inadequate. Please provide an amplified discussion in reasonable detail on the material risks associated with acquiring a business in China, and any measures you will undertake to address them.

Financial Statements, page F-1
Note 8 – Warrants, page F-10

5. We note your response to prior comment 21 of our letter dated October 10, 2007. Please provide us with the names and average warrant trading prices for each of the comparable companies that were used to estimate the market value of the private placement warrants. Also, please provide similar data with respect to the outlier which was eliminated from the sample, and explain in more detail how you determined that it was appropriate to exclude the data for this company. In addition, please confirm that the identified companies represent all of the available data for comparable public companies, or to the extent this is not the case, discuss how your basis of selection was designed to achieve an objective and unbiased result. Revise your disclosures as appropriate.

Exhibit 5.1

6. Counsel acknowledges that as to questions of facts material to the opinion, it has "to the extent deemed appropriate, relied upon certain representations of certain officers of the Company." It is unclear what specific material facts have been assumed by counsel. Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. Please confirm to us that counsel has not assumed facts that are easily ascertainable, such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy, whether it has taken all corporate actions necessary to authorize the issuance of shares, and so forth.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer, Staff Accountant, at (202) 551-3237 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or Michael Karney, Legal Branch Chief, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc.   Mitchell S. Nussbaum, Esq.
       Loeb & Loeb LLP
       Fax: (212) 407-4990